Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB (publ)
Commission File No: 132-02822

COM HEM

PRESS RELEASE, JANUARY 23, 2018

COM HEM REPORTS FOURTH QUARTER AND FULL YEAR RESULTS 2017

Fourth quarter summary

- Revenue increased by 1.4% to SEK 1,805m for the Group, with Com Hem Segment increasing by 4.2% to SEK 1,389m.
- Operating profit (EBIT) of SEK 203m, compared to SEK 228m in previous year, affected by higher level of items affecting comparability.
- EBITDA declined by 1.1% to SEK 693m due to items affecting comparability associated with redundancy and advisory fees in connection to the merger with Tele2.
- Underlying EBITDA increased by 3.8% to SEK 722m for the Group, with Com Hem Segment increasing by 5.3% to SEK 650m.
- Cash flow from operating activities increased by 15.8% to SEK 654m as a result of higher profits.
- Operating free cash flow increased by 3.1% to SEK 402m for the Group, with Com Hem Segment increasing by 8.5% to SEK 384m.
- Net result almost tripled to SEK 96m.
- Earnings per share: SEK 0.54 (0.18).
- Com Hem Segment:
  - Unique consumer subscribers rose by 12,000 to record high 983,000.
  - Continued strong volume growth in broadband, up 14,000 to record high 750,000 RGUs.
  - Continued growth in digital TV RGU's, up 4,000 to 655,000, with a continued growth of 5,000 TiVo customers (penetration rate of 40%).
  - Consumer ARPU of SEK 373 (SEK 373 in Q3 2017).
  - Consumer churn of 13.6% (12.8% in Q3 2017)
- Boxer Segment:
  - Expected temporary spike in churn, 19.4% (14.4% in Q3 2017).
  - Consumer ARPU up to SEK 301 (SEK 298 in Q3 2017).
  - 5,000 broadband RGUs were added in the quarter.
  - Decline in unique consumers of -12,000 compared to -9,000 in the third quarter.
  - Decline in RGUs of -8,000 compared to -6,000 in the third quarter.
  - Boxer's fibre footprint is now at 1,100,000 addressable households including roughly 200,000 which do not overlap with the Com Hem Segment.

Full year summary 2017

- Group revenue of SEK 7,136m in FY17, up 26.0% – in-line with guidance.
- Group underlying EBITDA of SEK 2,926m in FY17, up 14.9%.

Com Hem Segment underlying EBITDA of SEK 650m, up 5.4%, and Boxer underlying EBITDA of SEK 323m -- in-line with guidance.
Group capex at SEK 1,138m in FY17, up 27.5%—in-line with guidance.
Guidance for the mid-term reiterated.
Comment from Anders Nilsson, CEO, Com Hem Group:
Focus on customer satisfaction results in multiyear record volumes in the Com Hem Segment
In the Com Hem Segment we saw another quarter of multi-year record intake of unique customers, broadband RGUs and digital TV RGUs. Our customer base grew by 12,000 in the segment and the number of RGUs increased by 15,000 with very strong growth in both broadband and digital TV, up 14,000 and 4,000 RGUs, respectively. Our TiVo base grew by 5,000 customers, (now 40% of our DTV base). The number of telephony RGUs continued to decline, down 3,000, somewhat lower than in previous periods. The blended consumer ARPU remained at SEK 373. Consumer churn of 13.6% was
0.8 percentage points higher than Q3 2017 mainly due to price adjustments in Q4 as well as a small portion related to the Discovery blackout. Within B2B we saw a decline in revenue, down 12.3% (SEK 10m) compared to Q4 2016, as we focus on the OnNet broadband business which grew by 17.4% compared to Q4 2016.
Addressable households reach initial target of 2.8m
We made further progress in our network expansion programme with 100,000 addressable households added in the quarter to a total of 800,000 since the start of the expansion, 200,000 of which are unique to Boxer. Since the start of the footprint expansion one and half year ago, the Group has increased its footprint by 40% from 2.0m to 2.8m addressable households. We remain confident that we can reach our target of at least 3.0m households by 2020, which constitutes an increase of 50% from before the SDU expansion and the Boxer acquisition. Deployment of our own fibre in selected trial areas continued during the quarter and will conclude in early 2018.
Given the success of our capex-light approach of connecting to third party infrastructure, we have no plans to scale up new build beyond the trial areas.
Executing on the turnaround of Boxer
We continue to see positive momentum in Boxer with an additional 5,000 broadband RGUs added in the quarter and ARPU reaching a record high of SEK 301 due to increased dual penetration. Consumer churn temporarily returned to peak levels in Q4 2017 (19.4%) mainly due to the migration of the 700 Mhz band and seasonality effects of expiration of binding periods across the customer base. Part of the increase was also due to a lag effect of the Discovery blackout in September. In spite of these temporary negative events, decline in unique customers and RGUs were in-line with previous quarters, down 12,000, and 8,000, respectively.
We now align Boxer with the Group’s more-for-more strategy; building customer satisfaction to increase volume growth and pricing power. In Q1 2018 we initiate price adjustments for a large part of the Boxer digital TV customer base and as a result we expect churn to remain elevated in Q1 2018. Boxer’s fibre footprint increased from 1,000,000 to 1,100,000 addressable households in Q4 including roughly 200,000 which do not overlap with the Com Hem Segment. After a full year with Boxer we remain hopeful that we can turn the company into RGU growth and stop the revenue decline in the coming years as the Boxer brand gets further traction as a broadband-led TV operator across the expanding SDU footprint.
Entering the next chapter in the Com Hem story
During the last few years Com Hem has been transformed from a struggling TV-provider with a sub-par network and low customer satisfaction into a best in class fixed-line connectivity provider with the widest content portfolio delivered through user-friendly and modern platforms. Focus on customer satisfaction has resulted in high customer loyalty and increased pricing power. If approved by the shareholders, we will in 2018 enter the next phase in the Com Hem success story by merging with Tele2 to create a leading integrated operator in the Swedish market. Through the combination of these highly complementary businesses we will be able to enhance our eff ort to increase customer satisfaction by offering a full range of complementary connectivity and digital services. This will allow us to grow revenue further, as we capitalize on the increasing fixed and mobile data usage, underpinned by increased video consumption. The combined company can in addition be run more efficiently leading to an enhanced cash conversion than on a standalone basis.
Looking ahead
In 2018 we will focus on a number of initiatives that we believe will further increase customer satisfaction and financial growth across the Group. During Q1 we are executing the bulk of this year’s price adjustments, for the first time including Boxer. As part of our more-for-more strategy we have enhanced our services by, among other things, adding TV-channels and on demand content to our portfolio and upgraded the broadband speeds for part of our customer base in 2017. Given that price adjustments will affect a larger portion of the customer base than previous years, we expect the effect on Q1 churn to be higher as well. The rollout of DOCSIS 3.1 will allow higher speeds and increased capacity to future-proof our FibreCoax network. We will launch next generation TV service -- the TV Hub and further develop our app-based video services which will help us execute the more-for-more strategy across both of our brands. In addition, we will continue expanding our addressable footprint toward the 3.0m target which will allow us to offer our services to an even larger number of consumers and secure growth for many years to come. Today we reiterate our guidance for 2018 and the mid-term as we aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary eff orts to execute on the turnaround of Boxer. We expect capex for the entire Group to be in the range of SEK 1.0-1.1bln annually. We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM.
Notes to the editors:
You will find the complete report with tables in the attached PDF or at: http://www.comhemgroup.se/en/investors/financial-reports-presentations/
Conference call on January 23
Management will host a conference call for the financial community at 10:00 am CET today. The presentation will be held in English and the presentation material can be accessed on www.comhemgroup.com. An on-demand version is also available after the presentation.
Link to webcast: https://comhemgroup.videosync.fi/2018-01-23_q4
Conference call dial-in numbers:
Sweden: +46 (0)8 566 19 445
UK: +44 (0) 1452 541 003
USA: +1 646 741 2120
To ensure that you are connected to the conference call, please dial in 10 minutes ahead of the conference call to register your attendance.
For queries, please contact:
Investors
Marcus Lindberg, Investor Relations Manager
Tel: +46(0)734 39 25 40
marcus.lindberg@comhem.com

Petra von Rohr, Director IR & Corporate Communications Tel: +46(0)734 39 06 54 petra.vonrohr@comhem.com
Media
Fredrik Hallstan, Head of PR
Tel: +46(0)794 52 72
press@comhem.com
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:30 CET on January 23, 2018.
About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through four subsidiaries; Com Hem AB, Boxer TV Access AB, Phonera Företag AB and iTUX Communication AB. In 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41
88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.